UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Fiberstars, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
315662106
(CUSIP Number)
March 29, 2002
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name: Trigran Investments L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
671,182

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
671,182

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
671,182

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4% (based on 4,656,812 shares outstanding as of March 29, 2002, as reported in Fiberstars, Inc. Annual Report on Form 10-K for the period ended December 21, 2001)

12.	TYPE OF REPORTING PERSON*
PN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name: Trigran Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
671,182

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
671,182

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
671,182

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4% (based on 4,656,812 shares outstanding as of March 29, 2002, as reported in Fiberstars, Inc. Annual Report on Form 10-K for the period ended December 21, 2001)

12.	TYPE OF REPORTING PERSON*
CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name: Douglas Granat

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
671,182

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
671,182

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
671,182

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4% (based on 4,656,812 shares outstanding as of March 29, 2002, as reported in Fiberstars, Inc. Annual Report on Form 10-K for the period ended December 21, 2001)

12.	TYPE OF REPORTING PERSON*
OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name: Lawrence A. Oberman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
0

		6.	SHARED VOTING POWER
671,182

		7.	SOLE DISPOSITIVE POWER
0

		8.	SHARED DISPOSITIVE POWER
671,182

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
671,182

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.4% (based on 4,656,812 shares outstanding as of March 29, 2002, as reported in Fiberstars, Inc. Annual Report on Form 10-K for the period ended December 21, 2001)

12.	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 315662106	13G	Page 6 of 9 Pages

Item 1	(a)	Name of Issuer: Fiberstars, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
44259 Nobel Drive Fremont, CA 94538
Item 2	(a)	Name of Persons Filing:
Trigran Investments L.P. Trigran Investments Inc. Douglas Granat Lawrence A. Oberman
	(b)	Address of Principal Business Office of each of the filing persons:
3201 Old Glenview Road, Suite 235 Wilmette, Illinois 60091
	(c)	Citizenship:
Trigran Investments L.P.—Illinois Trigran Investments Inc.—Illinois Douglas Granat—USA Lawrence A. Oberman—USA
	(d)	Title of Class of Securities:
Common Stock, no par value per share
	(e)	CUSIP Number:
315662106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NO. 315662106	13G	Page 7 of 9 Pages

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4 Ownership:

(a)	Amount beneficially owned:
	Trigran Investments L.P.	—	671,182(1)
	Trigran Investments Inc.	—	671,182(1)
	Douglas Granat	—	671,182(1)
	Lawrence A. Oberman	—	671,182(1)
(b)	Percent of Class:
	Trigran Investments L.P.	—	14.4%
	Trigran Investments Inc.	—	14.4%
	Douglas Granat	—	14.4%
	Lawrence A. Oberman	—	14.4%
	Each based on 4,656,812 shares outstanding as of March 29, 2002, as reported in Fiberstars, Inc. Annual Report on Form 10-K for the period ended December 21, 2001.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:
	Trigran Investments L.P.	—	0
	Trigran Investments Inc.	—	0
	Douglas Granat	—	0
	Lawrence A. Oberman	—	0
	(ii)	shared power to vote or to direct the vote:
	Trigran Investments L.P.	—	671,182(1)
	Trigran Investments Inc.	—	671,182(1)
	Douglas Granat	—	671,182(1)
	Lawrence A. Oberman	—	671,182(1)

CUSIP NO. 315662106	13G	Page 8 of 9 Pages

(iii)	sole power to dispose or to direct the disposition of:
	Trigran Investments L.P.	—	0
	Trigran Investments Inc.	—	0
	Douglas Granat	—	0
	Lawrence A. Oberman	—	0
(iv)	shared power to dispose or to direct the disposition of:
	Trigran Investments L.P.	—	671,182(1)
	Trigran Investments Inc.	—	671,182(1)
	Douglas Granat	—	671,182(1)
	Lawrence A. Oberman	—	671,182(1)

        (1)  Trigran Investments Inc. is the general partner of Trigran Investments L.P. Douglas Granat and Lawrence A. Oberman are the controlling shareholders and sole directors of Trigran Investments Inc. Includes 40,000 shares of common stock issuable upon exercise of warrants to purchase Fiberstars, Inc. common stock, which are immediately exercisable. Includes 21,000 shares of common stock held by a limited partnership of which Trigran Investments L.P. is a limited partner and a manager. As such, the filing persons may be deemed to be the beneficial owner of those shares of the common stock of Fiberstars, Inc.

Item 5 Ownership of Five Percent or Less of a Class:

        Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

        Not Applicable.

Item 8 Identification and Classification of Members of the Group:

        Not Applicable.

Item 9 Notice of Dissolution of Group:

        Not Applicable.

CUSIP NO. 315662106	13G	Page 9 of 9 Pages

Item 10 Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of April, 2002.

TRIGRAN INVESTMENTS L.P.
By:	TRIGRAN INVESTMENTS INC. its general partner
	By:	/s/ LAWRENCE A. OBERMAN
	Name:	Lawrence A. Oberman
	Its:	Executive Vice President
TRIGRAN INVESTMENTS INC.
By:	/s/ LAWRENCE A. OBERMAN
Name:	Lawrence A. Oberman
Its:	Executive Vice President
/s/ LAWRENCE A. OBERMAN Lawrence A. Oberman
/s/ DOUGLAS GRANAT Douglas Granat